As filed with the Securities and Exchange Commission on December 19, 2013

Registration No. 333-192812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

AMENDMENT NO. 1

to

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933
_______________

Landwirtschaftliche Rentenbank

(Name of Registrant)

_______________

Federal Republic of Germany

(Guarantor and Co-Registrant)

_______________

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, Delaware 19711
United States of America

(Name and Address of Authorized Agent in the United States)

_______________

Copies to:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main, Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum(2) Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Debt Securities of Rentenbank	$2,332,750,000		$2,332,750,000	−−
Guarantee of the Federal Republic of Germany	−−		−−	−−
(1)	Represents a U.S. dollar amount and/or an equivalent amount in any other currency or currencies or in composite currencies, and/or as determined by reference to an index or, if the debt securities are to be offered at a discount, the appropriate proceeds to the issuer. As discussed in the paragraph below, the amount being registered hereunder relates to the aggregate principal amount of unsold securities that were initially registered under the Registrant’s Registration Statements No. 333-146905 and No. 333-167672.
(2)	The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with, and at the time of, the issuance by the Registrant of the securities registered hereunder.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(4)	As discussed in the paragraph below, this Registration Statement relates to the aggregate principal amount of unsold securities that have previously been registered and for which the registration fee has previously been paid.

The securities registered pursuant to this Registration Statement consist of, as of the date of filing of this Registration Statement, $1,025,980,000 of unsold securities initially registered on the Registrant's Registration Statement No. 333-156905 and $1,306,770,000 of unsold securities initially registered on the Registrant’s Registration Statement No. 333-167672, which we collectively refer to as the Prior Registration Statements. In connection with the registration of such unsold securities on the Prior Registration Statements, the Registrant paid registration fees of $124,670.30, which will continue to be applied to such unsold securities. The offering of the unsold securities registered under the Prior Registration Statements will be deemed terminated as of the date of effectiveness of this Registration Statement.

The debt securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement under Schedule B (File No. 333-192812) of the Securities Act of 1933, as amended, of Landwirtschaftliche Rentenbank (the “Registration Statement”) is being filed solely to refile a corrected version of Exhibit 5.1 thereto. No other changes are made to the Registration Statement.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Landwirtschaftliche Rentenbank, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Federal Republic of Germany, on December 19, 2013.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director Speaker of the Board of Managing Directors

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Federal Republic of Germany, on December 19, 2013.

FEDERAL REPUBLIC OF GERMANY

By:	/s/ Volker Schlechtriemen
Volker Schlechtriemen
Regierungsdirektor

SIGNATURE OF AUTHORIZED AGENT

Pursuant to the requirements of the Securities Act of 1933, as amended, the duly authorized agent of Landwirtschaftliche Rentenbank and the Federal Republic of Germany in the United States, has signed this Amendment No. 1 to the Registration Statement on December 19, 2013.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director, Authorized Representative

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
1.1	Form of Underwriting Agreement Standard Provisions for the Securities
3.1	Law Governing Landwirtschaftliche Rentenbank, as amended on August 28, 2013 (with English translation)
3.2	Statutes of Landwirtschaftliche Rentenbank of July 4, 2012 (with English translation)
3.3	Law on the Rentenbank Land Charge of May 11, 1949 (with English translation) (filed as Exhibit 3.3 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)
4.1	Fiscal Agency Agreement for the Securities between Rentenbank and Bankers Trust Company dated October 16, 2001 (filed as Exhibit 4.1 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)
4.2	Amendment No. 1 to Fiscal Agency Agreement for the Securities between Rentenbank and Deutsche Bank Trust Company Americas (including form of the Security) dated December 12, 2013
4.3	Form of the Security (included in Exhibit 4.2)
5.1	Opinion (including consent) of the in-house legal advisors of Rentenbank, in respect of the legality of the Securities *
5.2	Opinion (including consent) of the in-house legal advisors of Rentenbank, in respect of the Guarantee of the Federal Republic
5.3	Opinion (including consent) of Hogan Lovells US LLP in respect of the legality of the Securities
8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters
23.1	Consent of Elke Kallenbach, Ministerialrätin (included on p. II-4 of the Registration Statement)
23.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

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* Amended version filed herewith. Unless otherwise indicated, all other exhibits were previously filed with the Registration Statement filed on December 13, 2013.